UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

Griffin House, 161 Hammersmith Rd, London, United Kingdom
W6 8BS
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Liberty Global 401(k) Savings and Stock Ownership Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material aspects in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 23, 2016

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2015	2014

Investments, at fair value:
Money market funds	$1,678,324	$1,558,003
Mutual funds	26,875,159	26,374,947
Employer shares	16,722,515	18,252,925
Total investments	45,275,998	46,185,875

Notes receivable from participants	133,458	213,377
Employer contributions receivable, net of forfeitures	324,827	—
Net assets available for Plan benefits	$45,734,283	$46,399,252

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2015

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,884,093
Employer, net of forfeitures applied	1,626,779
Total contributions	3,510,872

Investment income (loss):
Net depreciation in fair value of investments	(4,102,701)
Interest and dividends	1,558,762
Total investment loss, net	(2,543,939)

Interest income on notes receivable from participants	7,998
Distributions to participants	(1,626,157)
Fees and expenses	(13,743)
Net decrease in net assets available for Plan benefits	(664,969)

Net assets available for Plan benefits, beginning of year	46,399,252
Net assets available for Plan benefits, end of year	$45,734,283

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1)    Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI) is a subsidiary of Liberty Global plc (Liberty Global), a public limited company organized under the laws of England and Wales. LGI, as the Plan sponsor, reserves the right to amend the Plan at any time. In these notes, the term “Liberty Global” may refer, as the context requires, to Liberty Global plc or collectively to Liberty Global plc and its subsidiaries.

On July 1, 2015, Liberty Global completed the approved steps of the “LiLAC Transaction” whereby Liberty Global (i) reclassified its then outstanding Liberty Global Class A, Class B and Class C ordinary shares into corresponding classes of new Liberty Global ordinary shares (collectively, the Liberty Global Shares) and (ii) capitalized a portion of its share premium account and distributed as a dividend (or a “bonus issue” under United Kingdom (U.K.) law) its LiLAC Class A, Class B and Class C ordinary shares (collectively, the LiLAC Shares). The term “Old Liberty Global Shares” refers to Liberty Global’s previously-outstanding Class A, Class B and Class C Liberty Global ordinary shares. Pursuant to the LiLAC Transaction, each holder of Class A, Class B and Class C Old Liberty Global Shares remained a holder of the same amount and class of Liberty Global Shares and received one share of the corresponding class of LiLAC Shares for each 20 Old Liberty Global Shares held as of the record date for such distribution.

The Liberty Global Shares and the LiLAC Shares are tracking shares, intended to reflect or “track” the economic performance of particular businesses or “groups,” rather than the economic performance of Liberty Global as a whole. The “LiLAC Group” comprises Liberty Global’s businesses, assets and liabilities in Latin America and the Caribbean, including LGE Coral Holdco Limited and its subsidiary, which were formed in anticipation of the CWC Acquisition (as defined in note 7). The “Liberty Global Group” comprises Liberty Global’s businesses, assets and liabilities not attributed to the LiLAC Group.

These financial statements reflect our consideration of the accounting and disclosure implications of subsequent events through June 23, 2016, the date of issuance.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates. It was last restated and amended on October 27, 2015.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees and Puerto Rico employees are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan document. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution elections on the first day of every month. Liberty Global may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Liberty Global reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). During 2015, participant elective pre-tax and Roth deferral contributions were limited to $18,000 and combined participant and employer contributions per participant were limited to $53,000. Catch-up contributions for individuals age 50 and over were limited to $6,000 during 2015.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions, and funds holding LiLAC Shares. All employer matching contributions are made in Liberty Global Class C ordinary shares, irrespective of the form in which Liberty Global elects to satisfy the receivable. Liberty Global Class A and Liberty Global Class C ordinary shares contributed by the employer can be transferred by participants to any investment in the Plan, except for the Fidelity Cash Reserves Money Market Fund accounts and funds holding LiLAC Shares, which are not open for investment. Employer contributions that are not directed by the participant remain in Liberty Global Class C ordinary shares.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated, plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at 4.25% at December 31, 2015. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). During 2015 and 2014, forfeitures of $17,157 and $173,353, respectively, were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2015 and 2014 were $5,916 and $19,011, respectively. At December 31, 2015, the employer contributions receivable recorded in our statement of net assets available for Plan benefits is reduced by forfeitures of $9,800.

Investment Options

As of December 31, 2015, the Plan had various investment options, including 26 mutual funds, two employer share funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund or funds holding LiLAC Shares.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability and financial hardship (as defined in the Plan document) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer shares may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to total disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)    Accounting Changes

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting (ASU 2015-12). ASU 2015-12 (i) eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and (ii) simplifies the level of disaggregation of investments that are measured using fair value by eliminating the requirements to (a) disaggregate investments by nature, characteristics and risks and (b) provide net appreciation or depreciation by investment type. ASU 2015-12 is effective for reporting periods beginning after December 15, 2015, with early adoption permitted. We adopted ASU 2015-12 on January 1, 2015 and applied the standard retrospectively for all periods presented. The adoption did not have a material impact on the Plan’s financial statements.

(3)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. The Plan Committee (as defined in the Plan document) determines the Plan’s valuation policies utilizing information provided by the investment advisors, the custodian, and the Trustee. For additional information, see note 4.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 Income Taxes

The Plan has adopted a Fidelity “volume submitter” plan. Fidelity received an IRS advisory letter for the volume submitter plan on March 31, 2014, stating that the Plan is qualified and the trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2015 that there are no uncertain tax positions taken or expected to be taken that would

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Voting Rights of Liberty Global Ordinary Shares

Fidelity holds Liberty Global ordinary shares, including both Liberty Global Shares and LiLAC Shares, on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights, which a shareholder of record has with respect to Liberty Global ordinary shares, which have been allocated to the participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to offset employer matching contributions, and then to pay Plan expenses, if any, except for participant loan, distribution or asset-based fees, which are paid by the respective participants. Other administrative expenses of the Plan are paid directly by LGI and, accordingly, are not included in the Plan financial statements. No Trustee or recordkeeping fees were paid to Fidelity through the forfeiture account during 2015. Loan, distribution and asset-based fees paid by participants were $13,743 during 2015.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized during the period in which the respective payroll deductions are made.

Related-party/Party-in-interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds and money market funds managed by Fidelity. In addition, there are four employer share funds, which comprise Liberty Global ordinary shares. Notes receivable from participants are also party-in-interest transactions. Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan and are reflected in the net appreciation or depreciation of those funds. During 2015, fees of $13,743 were paid to Fidelity. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

(4)    Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2015, no such transfers were made.

The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer shares. As of December 31, 2015 and 2014, all Plan investments were measured at fair value. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2015	2014

Mutual funds	$26,875,159	$26,374,947
Employer shares	16,722,515	18,252,925
Money market funds	1,678,324	1,558,003
Total	$45,275,998	$46,185,875

(5)    Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) ordinary shares of Liberty Global. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Liberty Global Shares and LiLAC Shares are also exposed to risks specific to Liberty Global, including the Liberty Global Group and the LiLAC Group. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the ordinary shares of Liberty Global represented 37% and 39% of the net assets available for Plan benefits as of December 31, 2015 and 2014, respectively. Accordingly, price fluctuations in the ordinary shares of Liberty Global can have a significant impact on the Plan’s net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

(6)    Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) investments and (ii) total investment loss, net, per the accompanying financial statements to Form 5500:

	December 31,
	2015	2014

Total investments per the accompanying financial statements	$45,275,998	$46,185,875
Adjustment to show notes receivable from participants as an investment	133,458	213,377
Total investments per Form 5500 (unaudited)	$45,409,456	$46,399,252

	Year ended December 31, 2015

Total investment loss, net per the accompanying financial statements	$(2,543,939)
Adjustment to show interest income on notes receivable from participants as investment income	7,998
Total investment loss, net per Form 5500 (unaudited)	$(2,535,941)

(7)    Subsequent Event

On May 16, 2016, Liberty Global acquired Cable & Wireless Communications Plc (subsequently re-registered as Cable & Wireless Communications Limited, a private company) for shares of Liberty Global in a scheme of arrangement pursuant to Rule 2.7 of the U.K. City Code on Takeovers and Mergers (the CWC Acquisition). As consideration for the CWC Acquisition, Liberty Global issued an aggregate of 31,607,008 Liberty Global Class A Shares, 77,379,774 Liberty Global Class C Shares, 3,648,513 LiLAC Class A Shares and 8,939,316 LiLAC Class C Shares.

On June 2, 2016, Liberty Global announced that its Board of Directors has approved the elimination of Liberty Global Group’s 67.2% inter-group interest in the LiLAC Group by distributing, on a prorata basis, LiLAC Shares to Liberty Global Group shareholders. The inter-group interest resulted from the CWC Acquisition. The distribution date will be July 1, 2016. In the distribution (which is a “bonus issue” under U.K. law), each holder of a Liberty Global Class A, Class B and Class C Share as of 5:00 p.m., New York City time, on June 17, 2016, the record date for the distribution, will receive a fraction of a LiLAC Share of the corresponding class.

No determinations have been made regarding the impacts, if any, of the CWC Acquisition on the Plan.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, Part IV, Line 4i
EIN 46-1947033, Plan Number 001
December 31, 2015
Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Liberty Global Class C ordinary shares	Ordinary shares	358,265	$14,606,477
	American Funds Growth Fund of America Class R6	Mutual fund	79,337	3,275,823
*	Spartan 500 Index Fund	Mutual fund	32,549	2,336,989
	The Oakmark Equity and Income Fund	Mutual fund	80,805	2,308,592
	Artisan International Fund	Mutual fund	73,415	2,118,034
	Dodge & Cox Stock Fund	Mutual fund	12,109	1,971,012
	Baron Growth Fund Institutional Shares	Mutual fund	27,488	1,767,737
*	Fidelity Retirement Government Market II Portfolio	Money market fund	1,676,070	1,676,070
*	Fidelity Freedom 2030 Fund	Mutual fund	109,316	1,566,497
	Allianz NFJ Small Cap Value Fund Institutional Class	Mutual fund	70,716	1,550,807
*	Spartan Extended Market Index Fund	Mutual fund	29,451	1,478,444
*	Liberty Global Class A ordinary shares	Ordinary shares	30,709	1,300,813
	PIMCO High Yield Fund Institutional Class	Mutual fund	133,587	1,103,430
	Metropolitan West Total Return Bond Fund	Mutual fund	110,129	1,101,293
*	Spartan International Index Fund	Mutual fund	26,767	961,752
*	Fidelity Freedom 2020 Fund	Mutual fund	60,093	812,455
*	Fidelity Freedom 2025 Fund	Mutual fund	57,109	805,232
*	LiLAC Class C ordinary shares	Ordinary shares	17,512	753,001
*	Fidelity Freedom 2040 Fund	Mutual fund	45,457	672,304
*	Fidelity Freedom 2035 Fund	Mutual fund	45,312	668,808
*	Fidelity Inflation Protected Bond Fund	Mutual fund	47,733	555,139
*	Fidelity Freedom Income Fund	Mutual fund	39,546	449,247
*	Fidelity Freedom 2050 Fund	Mutual fund	28,200	432,302
*	Fidelity Freedom 2015 Fund	Mutual fund	26,850	343,684
	Vanguard Short-Term Bond Index Fund	Mutual fund	21,698	226,312
	DFA Global Real Estate Securities Portfolio	Mutual fund	17,275	177,411
*	Fidelity Freedom 2045 Fund	Mutual fund	7,563	115,037
*	LiLAC Class A ordinary shares	Ordinary shares	1,504	62,224
*	Fidelity Freedom 2055 Fund	Mutual fund	2,916	33,093
*	Fidelity Freedom 2010 Fund	Mutual fund	2,135	26,348
*	Fidelity Freedom 2005 Fund	Mutual fund	1,404	17,377
*	Fidelity Cash Reserves Money Market Fund	Money market fund	2,254	2,254
•	Total investments			45,275,998

*	Notes receivable from participants	Interest rate of 4.25%, various maturity dates		133,458

	Total assets held at the end of the year			$45,409,456
_______________

*	Party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Vice President, Legal for Liberty Global, Inc. as Plan Sponsor

June 23, 2016

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below is the exhibit, which is filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP